


SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
122

UNITE]
SECURITIES AND EX
Washington, ~~D.C. 20549~~

10028808

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bluffview Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 McKinney, Suite 600
(No. and Street)

Dallas   TX   75201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/6/2010

OATH OR AFFIRMATION

I, __Jeffrey G. Rupp_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bluffview Securities, LP_____, as of __December 31_____ , 2009, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MARY G. HOGAN
MY COMMISSION EXPIRES
August 9, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUFFVIEW SECURITIES, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2009

BLUFFVIEW SECURITIES, LP

Contents



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Bluffview Securities, LP

We have audited the accompanying statement of financial condition of Bluffview Securities, LP (the "Partnership") as of December 31, 2009, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluffview Securities, LP as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

BLUFFVIEW SECURITIES, LP
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	24,422
Receivable from broker-dealer and clearing organizations		197,241
Due from related parties		232,959
Prepaid and other assets		13,016
	$	467,638

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	32,746
State income taxes payable		3,397
		36,143
Partners' capital		431,495
	$	467,638

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2009

Revenue:

Commissions	$ 385,736
Principal transactions	1,564,053
Investment advisory fees	164,504
Interest income	230,309
Other income	18,200
	2,362,802

Expenses:

Operating expense	1,663,712
Clearance fees	433,913
Interest expense	173
Registration fees	37,301
Professional fees and other	100,853
	2,235,952
Income before income taxes	126,850
Provision (benefit) for state income taxes	3,397
Net Income	$ 123,453

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2009

Balance, December 31, 2008	$	308,042
Net income		123,453
Balance, December 31, 2009	$	431,495

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	--
Increases		--
Decreases		--
Balance at December 31, 2009	$	--

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities

Net income	$ 123,453
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealer and clearing organizations	20,519
Increase in due from related parties	(152,869)
Decrease in prepaid and other assets	5,997
Decrease in receivables from others	10,942
Decrease in accounts payable and accrued liabilities	(6,792)
Decrease in state income taxes payable	(603)
Net cash provided (used) by operating activities	647

Cash flows from investing activities

Net cash provided (used) by investing activities	--

Cash flows from financing activities

Net cash provided (used) by financing activities	--

Net increase in cash	647
Beginning cash	23,775
Ending cash	$ 24,422

Supplemental Disclosures

Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Description of Business and Summary of Significant Accounting Policies

Bluffview Securities, LP (the "Partnership") was formed under the laws of the State of Texas in January 2004. The Partnership is managed by 575 Partners, LLC (the "General Partner"). The Partnership received approval to operate and conduct business as a broker-dealer on July 26, 2004. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under (SEC) Rule 15c3-3(k)(2)(i) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership's primary operation is to provide comprehensive brokerage and investment banking services to its client base including soliciting and effecting transactions in equities, fixed income, mutual funds, options, municipals, and various other investment products. The Partnership conducts trading for its own account on a "riskless principal" basis.

Revenue and Expense Recognition from Securities Transactions

Commission revenue as well as related clearance fees are recorded on a trade date basis as securities transactions occur. Principal transactions and the related revenues are recorded on the trade date basis.

Investment Banking Revenues

Investment banking revenues are recorded as earned in accordance with the terms of the investment banking agreements.

Investment Advisory Income

Investment advisory fees are received quarterly in arrears but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Partnership does not record a provision for federal income taxes because the partners report their share of the Partnership's income or loss on their federal income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for federal income tax purposes.

Note 1 -   Description of Business and Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Partnership's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Partnership's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Partnership adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

See Note 8 for more information regarding the Partnership's evaluation of subsequent events.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined

Note 2 -   Net Capital Requirements, continued

under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009, the Partnership had net capital of approximately $181,520 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was .20 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 -   Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Income Taxes

On December 30, 2008, the FASB issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Partnership to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Partnership adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

The Partnership files income tax returns in the U.S. federal jurisdiction and files its Texas Franchise Tax return as part of a combined group. The Partnership's federal income tax returns generally, remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Partnership's Texas Franchise Tax returns generally remain subject to examination

Note 4 -   Income Taxes, continued

by the Texas Comptroller of Public Accounts for four years from the date the tax becomes due and payable.

Note 5 -   Off-Balance Sheet Risk

Pursuant to clearance agreements, the Partnership introduces all if its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

At December 31, 2009, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

Note 6 -   Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to the federally insured limits.

Note 7 -   Related Party Transactions

Pursuant to an expense sharing agreement dated May 17, 2004, between the Partnership and Bluffview Wealth Management, LLC, ("Affiliate"), the Partnership is charged a pro-rata share of various operating expenses, including but not limited to payroll and benefits, rent, utilities and the use of furniture and equipment. For the

Note 7 -   Related Party Transactions, continued

year ended December 31, 2009, the Partnership had expensed approximately $1,193,844 related to these charges.

The Partnership and its Affiliate are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Note 8 -   Subsequent Events

In preparing the accompanying financial statements, the Partnership has reviewed events that have occurred after December 31, 2009, through February 22, 2010, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of
December 31, 2009

Schedule I

<u>BLUFFVIEW SECURITIES, LP</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2009</u>

Computation of Net Capital

Total partners' capital qualified for net capital		$ 431,495
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		431,495
Deductions and/or charges		
Non-allowable assets:		
Due from related parties	$ 232,959	
Prepaid and other assets	13,016	(245,975)
Other charges:		
Excess fidelity bond charge		(4,000)
Net capital before haircuts on securities positions		181,520
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 181,520

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued liabilities		$ 32,746
State income taxes payable		3,397
Total aggregate indebtedness		$ 36,143

Schedule I (continued)

BLUFFVIEW SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,411
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 131,520
Excess net capital at 1000%	$ 177,906
Ratio: Aggregate indebtedness to net capital	0.20 to 1

Reconciliation with Partnership's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

<u>BLUFFVIEW SECURITIES, LP</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2009</u>

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: J.P. Morgan Clearing Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Bluffview Securities, LP

In planning and performing our audit of the financial statements and supplemental information of Bluffview Securities, LP (the "Partnership"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Partners of
Bluffview Securities, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Bluffview Securities, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bluffview Securities, LP's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Bluffview Securities, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066393   FINRA   DEC
BLUFFVIEW SECURITIES LP   15*15
2000 MCKINNEY AVE STE 600
DALLAS TX 75201-2038

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _5,077.38_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_1,383.00_)

   _7/29/09_
   Date Paid

   C. Less prior overpayment applied   (_— o —_)

   D. Assessment balance due or (overpayment)   _3,694.76_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _—o—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _3,694.76_

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _3,694.76_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bluffview Securities LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _18_ day of _February_, 20 _10_.   _President_
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _12/31_ , 20_09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _2,030,951_

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _- 0 -_

(2) Net loss from principal transactions in securities in trading accounts.   _- 0 -_

(3) Net loss from principal transactions in commodities in trading accounts.   _- 0 -_

(4) Interest and dividend expense deducted in determining item 2a.   _- 0 -_

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _- 0 -_

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _- 0 -_

(7) Net loss from securities in investment accounts.   _- 0 -_

Total additions   _- 0 -_

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _- 0 -_

(2) Revenues from commodity transactions.   _- 0 -_

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _- 0 -_

(4) Reimbursements for postage in connection with proxy solicitation.   _- 0 -_

(5) Net gain from securities in investment accounts.   _- 0 -_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _- 0 -_

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _- 0 -_

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_- 0 -_

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_- 0 -_

Enter the greater of line (i) or (ii)   _- 0 -_

Total deductions   _- 0 -_

2d. SIPC Net Operating Revenues $ _2,030,951_

2e. General Assessment @ .0025 $ _5,077.38_

(to page 1 but not less than $150 minimum)

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